Exhibit 15.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-201769, No. 333-215366 and No. 333-229226 on Forms S-8 of our reports dated April 26, 2019, relating to the financial statements of Momo Inc. (the “Company”), its subsidiaries, its variable interest entities (“VIEs”), and its VIEs’ subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the change of reporting currency from U.S. dollars to Renminbi and the translation of Renminbi amounts to U.S. dollar amounts for the convenience of the readers in the United States of America) and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 20-F of Momo Inc. for the year ended December 31, 2018.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 26, 2019